EXHIBIT 99.1

NXT Energy Solutions Announces Release Date for Its Third Quarter 2019 Results and Conference Call

CALGARY, Alberta, Nov. 04, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) announces it will release its third quarter 2019 financial and operating results for the quarter ended September 30, 2019, on Thursday, November 14, 2019 after market close. A conference call to discuss the third quarter 2019 results will be held on Monday, November 18, 2019 at 4:30 p.m. Eastern Time (2:30 p.m. Mountain Time).

Details of the conference call are as follows:

Date:	Monday, November 18, 2019
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American participants call:	1-800-806-5484
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8008065484
Participant Pass Code	3265239#

NXT’s third quarter 2019 financial and operating results will be filed in Canada on SEDAR at www.sedar.com and will be available in the USA on EDGAR at www.sec.gov/edgar. The financial and operating results will also available on NXT’s website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
Vice President of Finance & CFO	President & CEO
+1 403 206 0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com